UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of AUGUST, 2005.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   AUGUST 29, 2005                    /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE SIX MONTHS ENDED
                             JUNE 30, 2005 AND 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of Amera Resources Corporation for the six months ended June 30, 2005 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                                     JUNE 30,      DECEMBER 31,
                                                       2005            2004
                                                         $               $

                                     ASSETS
CURRENT ASSETS

Cash and cash equivalents                             1,315,073       1,679,232
Amounts receivable and prepaids                         150,211          57,335
                                                   ------------    ------------
                                                      1,465,284       1,736,567

MINERAL PROPERTIES AND DEFERRED COSTS (Note 3)        2,890,907       1,915,221

EQUIPMENT (Net of amortization of $972)                   5,506           2,796
                                                   ------------    ------------
                                                      4,361,697       3,654,584
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                 46,590          50,447
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 4)                                5,621,327       4,527,878

CONTRIBUTED SURPLUS                                     436,305         383,805

DEFICIT                                              (1,742,525)     (1,307,546)
                                                   ------------    ------------
                                                      4,315,107       3,604,137
                                                   ------------    ------------
                                                      4,361,697       3,654,584
                                                   ============    ============


NATURE OF OPERATIONS (Note 1)


APPROVED BY THE DIRECTORS

/s/ NIKOLAOS CACOS      , Director
------------------------

/s/ JERRY MINNI         , Director
------------------------

          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                             JUNE 30,                        JUNE 30,
                                                   ----------------------------    ----------------------------
                                                       2005            2004            2005            2004
                                                         $               $               $               $

EXPENSES

Accounting and audit                                     11,929           8,741          16,385          11,863
Advertising                                                   -           8,946           3,091          20,372
Bank charges                                              2,913           1,076           5,435           1,921
Corporate development                                    29,454          35,805          60,479          54,253
Foreign exchange                                         (1,024)         (3,244)          4,755          (1,091)
General exploration                                      35,848          29,452          49,319          29,452
Investor relations                                        1,250           7,500           1,250          30,000
Legal                                                    18,614           1,304          37,744           9,750
Management fees                                          18,375          18,375          36,750          35,651
Office and sundry                                         9,824           5,605          19,437           6,738
Printing                                                  4,255           3,067          10,348          15,814
Professional fees                                         1,665          14,730           6,377          50,680
Regulatory fees                                           2,839           7,232          11,696           9,286
Rent                                                      9,999          10,809          18,402          18,309
Salaries                                                 41,616          18,216          84,072          32,031
Shareholder costs                                         2,071           3,392           2,071           6,887
Stock-based compensation                                      -         131,805          52,500         131,805
Telephone                                                 4,026           3,139           7,220           3,139
Transfer agent fees                                       4,528           6,408           5,739          11,760
Travel                                                   10,987          18,889          14,066          24,596
Interest income                                          (6,293)         (1,939)        (12,157)         (3,986)
                                                   ------------    ------------    ------------    ------------
LOSS FOR THE PERIOD                                    (202,906)       (329,308)       (434,979)       (499,230)

DEFICIT - BEGINNING OF PERIOD                        (1,539,619)       (603,136)     (1,307,546)       (433,214)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                              (1,742,525)       (932,444)     (1,742,525)       (932,444)
                                                   ============    ============    ============    ============


BASIC AND DILUTED LOSS PER SHARE                         $(0.01)         $(0.02)         $(0.03)         $(0.04)
                                                   ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        16,187,622      13,594,326      15,339,949      11,759,592
                                                   ============    ============    ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                  INTERM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                             JUNE 30,                        JUNE 30,
                                                   ----------------------------    ----------------------------
                                                       2005            2004            2005            2004
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES
Net loss for the period                                (202,102)       (329,308)       (434,979)       (499,230)
Adjustment for item not involving cash
    Stock-based compensation                                  -         131,805          52,500         131,805
                                                   ------------    ------------    ------------    ------------
                                                       (202,102)       (197,503)       (382,479)       (367,425)
Change in non-cash working capital balances              (4,227)       (102,132)        (95,899)        (98,717)
                                                   ------------    ------------    ------------    ------------
                                                       (206,329)       (299,635)       (478,378)       (466,142)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                                     -          56,750       1,115,200       2,469,800
Share issuance costs                                          -               -         (61,751)       (157,918)
                                                   ------------    ------------    ------------    ------------
                                                              -          56,750       1,053,449       2,311,882
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITY

Expenditures on mineral properties                     (276,750)       (412,479)       (935,686)       (561,351)
    and deferred costs
Purchase of equipment                                      (631)              -          (3,544)              -
                                                   ------------    ------------    ------------    ------------
                                                       (277,381)       (412,479)       (939,230)       (561,351)
                                                   ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN CASH
    DURING THE PERIOD                                  (483,710)       (655,364)       (364,159)      1,284,389

CASH AND CASH EQUIVALENTS
    - BEGINNING OF PERIOD                             1,798,783       3,057,598       1,679,232       1,117,845
                                                   ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS
     -END OF PERIOD                                   1,315,073       2,402,234       1,315,073       2,402,234
                                                   ============    ============    ============    ============

CASH AND CASH EQUIVALENTS COMPRISE OF:

Cash                                                    315,073       2,402,234         315,073       2,402,234
Term deposits                                         1,000,000               -       1,000,000               -
                                                   ------------    ------------    ------------    ------------
                                                      1,315,073       2,402,234       1,315,073       2,402,234
                                                   ============    ============    ============    ============


          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                        INTERIM CONSOLIDATED SCHEDULE OF
                  MINERAL PROPERTY INTERESTS AND DEFERRED COSTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                             ARGENTINA                         PERU                    USA
                                    ---------------------------    ----------------------------    ------------
                                       MOGOTE         CHUBUT        ESPERANZA          OTHER         WALKER
                                      PROPERTY      PROPERTIES       PROPERTY        PROPERTY      LANE, NEVADA        TOTAL
                                          $              $               $               $              $                $

BALANCE -
    DECEMBER 31, 2004                  1,468,904        225,000         144,013               -          77,304       1,915,221
                                    ------------   ------------    ------------    ------------    ------------    ------------
EXPENDITURES DURING
    THE PERIOD

    Assays                                31,687              -               -               -              34          31,721
    Communications                           358              -               -               -               -             358
    Drilling                             314,074              -               -               -               -         314,074
    Geophysics                                 -              -          12,209               -           9,368          21,577
    Office                                49,704              -           5,382           1,062               -          56,148
    Option                               136,347              -          55,910          45,674          18,009         255,940
    Petrography                                -              -             160               -               -             160
    Salaries and contractors              78,764              -          33,257           6,278           9,224         127,523
    Supplies and equipment                 2,842              -          17,201           2,727               -          22,770
    Transportation                        60,804              -          13,887           7,876               -          82,567
    Statutory and tax                        234              -           1,151           1,432             549           3,366
    Imagery and base maps                      -              -           3,973           2,615               -           6,588
    IVA Tax                               42,852              -          10,042               -               -          52,894
                                    ------------   ------------    ------------    ------------    ------------    ------------
                                         717,666              -         153,172          67,664          37,184         975,684
                                    ------------   ------------    ------------    ------------    ------------    ------------
BALANCE - JUNE 30, 2005                2,186,570        225,000         297,185          67,664         114,488       2,890,907
                                    ============   ============    ============    ============    ============    ============








          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2005
                      (UNADUITED - PREPARED BY MANAGEMENT)



1.       NATURE OF OPERATIONS

         The Company is engaged in the  acquisition  and exploration of resource properties in the Americas. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as mineral property interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to advance the properties beyond the exploration stage, and future profitability of the properties. The Company considers that it has adequate resources to maintain its core activities and planned exploration programs for the next fiscal year.


2.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


3.       MINERAL PROPERTY INTERESTS AND DEFERRED COSTS

                                                   JUNE 30, 2005                                 DECEMBER 31, 2004
                                    -------------------------------------------    --------------------------------------------
                                     ACQUISITION    EXPLORATION                     ACQUISITION     EXPLORATION
                                        COSTS      EXPENDITURES        TOTAL           COSTS       EXPENDITURES        TOTAL
                                          $              $               $               $               $               $

         Argentina
            Mogote Property              804,044      1,246,098       2,050,142         667,697         707,631       1,375,328
            Chubut Properties            225,000              -         225,000         225,000               -         225,000
         Peru
            Esperanza Property           158,907        128,236         287,143         102,997          41,016         144,013
            Other                         45,674         21,990          67,664               -               -               -
         USA
            Walker Lane, Nevada           95,313         19,175         114,488          77,304               -          77,304
                                    ------------   ------------    ------------    ------------    ------------    ------------
                                       1,328,938      1,415,499       2,744,437       1,072,998         748,647       1,821,645
         Foreign value added tax               -        146,470         146,470               -          93,576          93,576
                                    ------------   ------------    ------------    ------------    ------------    ------------
                                       1,328,938      1,561,969       2,890,907       1,072,998         842,223       1,915,221
                                    ============   ============    ============    ============    ============    ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2005
                      (UNADUITED - PREPARED BY MANAGEMENT)


3.       MINERAL PROPERTY INTERESTS AND DEFERRED COSTS (continued)

         (a) The Company and IMA Exploration Inc. ("IMA"), a publicly traded company with common management and directors, have entered into agreements whereby the Company optioned or acquired interests in various mineral concessions located in Argentina. On July 7, 2004, IMA completed its plan of arrangement in which the following agreements were transferred into a separate public company, Golden Arrow Resources Corporation ("Golden Arrow"), as follows:

                  i) to earn a 51% interest in eight mineral concessions, comprising 8,009 hectares (the "Mogote Property"), located in San Juan Province, Argentina, the Company must issue a total of 1,650,000 common shares and conduct a minimum of US $1.25 million of exploration expenditures, including work programs and underlying option payments, as follows:

                           SHARES TO     EXPLORATION
                           BE ISSUED     EXPENDITURES   DATE
                                              US $

                             100,000               -    Issued in 2003
                             100,000         250,000    Issued in 2004
                             250,000         300,000    100,000 shares were issued on June 28, 2005,
                                                        and 150,000 shares were issued on August 24,
                                                        2005, see note 8
                             300,000         300,000    July 1, 2006
                             900,000         400,000    July 1, 2007
                           ---------       ---------
                           1,650,000       1,250,000
                           =========       =========

                           On April 8, 2004, the Company and IMA entered into a further agreement on the Mogote Property. The Company can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing 300,000 common shares (issued) and conducting an additional US $3 million of exploration expenditures, as follows:

                                     US $               DATE

                                   1,000,000            Completed
                                   1,000,000            May 30, 2006
                                   1,000,000            May 30, 2007
                                   ---------
                                   3,000,000
                                   =========

                           The final underlying option payment was paid on June 6, 2005.

                  ii) purchased a 100% undivided interest in three mineral properties (the "Chubut Properties"), comprising 24,280 hectares, located in Chubut Province, Argentina, by issuing 500,000 common shares for a fair value of $225,000. In addition, in the event that a decision is made to place the Chubut Properties into commercial production, the Company will pay a bonus of US $250,000 and a 3% net smelter return royalty.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2005
                      (UNADUITED - PREPARED BY MANAGEMENT)


3.       MINERAL PROPERTY INTERESTS AND DEFERRED COSTS (continued)

         (b) The Company entered into an option agreement with Arcturus Ventures Inc. ("Arcturus") whereby it may earn up to an 80% undivided interest in the Esperanza Property comprising 3,000 hectares located in northern Arequipa Province, Peru. The Company may earn an initial 55% interest in the Esperanza
                  Property by paying $40,000 to Arcturus (paid), incurring $750,000 in work expenditures over three years and issuing 250,000 common shares (25,000 shares issued). The Company can earn an additional 25% interest by incurring additional exploration expenditures on the Esperanza property to take it up to the bankable feasibility stage within three years and issuing a further 260,000 shares.

         (c) As part of the Company's ongoing generative exploration program, funds have been expended to support a reconnaissance program of evaluating epithermal gold targets in prospective mineral belts in Nevada, USA. The Company has staked two claim blocks in the Roysten Hills of west central Nevada. The 478 hectare Roy Claim block and the 227 hectare Hills Claim block are located 45 kilometres northwest of Tonapah along the northern margin of the Walker Lane epithermal belt.


4.       SHARE CAPITAL

         Authorized:  unlimited common shares without par value

         Issued:                                            JUNE 30, 2005                  DECEMBER 31, 2004
                                                   ----------------------------    ----------------------------
                                                       SHARES          AMOUNT           SHARES           AMOUNT
                                                                          $                                 $

         Balance, beginning of year                  14,087,882       4,527,878       9,086,832       1,228,395
                                                   ------------    ------------    ------------    ------------
         Issued during the year
         For cash
              - initial public offering                       -               -               -               -
              - private placements                    1,650,000         907,500       4,007,000       2,891,350
              - exercise of warrants                    310,000         207,700         288,750         143,650
              - greenshoe option                              -               -         225,000         101,250
         For agent's fees                                41,962          23,079          55,300          44,240
         For mineral properties                         100,000          40,000         425,000         329,250
                                                   ------------    ------------    ------------    ------------
                                                      2,101,962       1,178,279       5,001,050       3,509,740
         Less:  share issue costs                             -        (83,830)               -       (210,257)
                                                   ------------    ------------    ------------    ------------
                                                      2,101,962       1,093,449       5,001,050       3,299,483
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      16,189,844       5,621,327      14,087,882       4,527,878
                                                   ============    ============    ============    ============

         (a) During the six months ended June 30, 2005, the Company completed a private placement of 1,650,000 units at $0.55 per unit, for proceeds of $907,500. Each unit consisted of one common share and one half non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase a common share for $0.60 per share on or before March 18, 2006. The Company also issued 66,750 Agent's Warrants at $0.60 and 14,962 Agent's Units at $0.55 per Unit and 27,000 Units at $0.55 per Unit as a Corporate Finance Fee. There were also cash commissions and administration fees paid of $61,751.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2005
                      (UNADUITED - PREPARED BY MANAGEMENT)

4.       SHARE CAPITAL (continued)

         (b) During the six months ended June 30, 2005, the Company granted stock options at $0.75 per share to its directors, employees and consultants for a period of five years to acquire 250,000 common shares of the Company and recorded compensation expense of $52,500.

                  The following table summarizes information about the stock options outstanding and exercisable at June 30, 2005:

                                    NUMBER OF OPTIONS
                                     OUTSTANDING AND
                   EXERCISE PRICE      EXERCISABLE       EXPIRY DATE

                       $0.60             900,000         December 12, 2008
                       $0.90             454,500         April 2, 2009
                       $0.75             250,000         March 21, 2010
                                       ---------
                                       1,604,500
                                       =========

                  The fair value of stock options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during the six months ended June 30, 2005:


                             Risk-free interest rate           3.10%
                             Estimated volatility               75%
                             Expected life                   2.5 years
                             Expected dividend yield             0%

                  The fair value per share of stock options granted in the six months ended June 30, 2005, calculated using the Black-Scholes option pricing model, was $0.21 per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         (c) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at June 30, 2005, and the changes for the six months ended June 30, 2005, is as follows:

                                                                       NUMBER

                             Balance, beginning of period             4,230,300
                             Issued                                     912,731
                             Exercised                                 (310,000)
                             Expired                                   (947,000)
                                                                   ------------
                             Balance, end of period                   3,886,031
                                                                   ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2005
                      (UNADUITED - PREPARED BY MANAGEMENT)

4.       SHARE CAPITAL (continued)

                  Common shares reserved pursuant to warrants and agent warrants outstanding at June 30, 2005 are as follows:

                     NUMBER              EXERCISE PRICE        EXPIRY DATE
                                              $

                     912,731                 0.60              March 18,2006
                   1,500,000                 1.20              March 24, 2006
                      18,000                 0.90              March 24, 2006
                   1,305,300                 1.20              March 31, 2006
                     150,000                 0.90              March 31, 2006
                   ---------
                   3,886,031
                   =========

         (d) As at June 30, 2005, 1,957,191 common shares are held in escrow and are released every six months, ending on December 2, 2006.


5.       RELATED PARTY TRANSACTIONS

         Effective January 1, 2005, the Company engaged the Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. On May 6, 2005 the formal agreement was finalized, effective as of January 1, 2005. The Grosso Group is a private company owned by the Company, IMA, Golden Arrow and Gold Point Energy Corp., each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. During the six months ended June 30, 2005, the Company paid $120,474 (plus deposit of $30,000) to the Grosso Group.

         Effective January 2, 2004, the Company entered into an agreement with the President of the Company for his services. Under the contract the President is currently paid $6,125 per month. During the six months ended June 30, 2005, the Company paid $36,750 to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include an undetermined bonus plus eighteen months of compensation. During the period the Company also paid $3,094 for consulting services performed by a director of the Company.


6.       SEGMENTED INFORMATION

         The Company is primarily involved in mineral exploration activities in Argentina, Peru and the USA. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the six months ended June 30, 2005.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2005
                      (UNADUITED - PREPARED BY MANAGEMENT)

6.       SEGMENTED INFORMATION (continued)

         The Company's total assets are segmented geographically as follows:

                                                                  JUNE 30, 2005
                                    ---------------------------------------------------------------------------
                                                      MINERAL         MINERAL         MINERAL
                                      CORPORATE     EXPLORATION     EXPLORATION     EXPLORATION
                                       CANADA        ARGENTINA         PERU             USA           TOTAL
                                          $              $               $               $              $

         Current assets                1,251,972         74,025         139,287               -       1,465,284
         Mineral property interests            -      2,411,570         364,849         114,488       2,890,907
             and deferred costs
         Equipment                             -              -           5,506               -           5,506
                                    ------------   ------------    ------------    ------------    ------------
                                       1,251,972      2,485,595         509,642         114,488       4,361,697
                                    ============   ============    ============    ============    ============

                                                                DECEMBER 31, 2004
                                    ---------------------------------------------------------------------------
                                                      MINERAL         MINERAL         MINERAL
                                      CORPORATE     EXPLORATION     EXPLORATION     EXPLORATION
                                       CANADA        ARGENTINA         PERU             USA           TOTAL
                                          $              $               $               $              $

         Current assets                1,706,891         11,151          18,525               -       1,736,567
         Mineral property interests            -      1,693,904         144,013          77,304       1,915,221
             and deferred costs
         Equipment                             -              -           2,796               -           2,796
                                    ------------   ------------    ------------    ------------    ------------
                                       1,706,891      1,705,055         165,334          77,304       3,654,584
                                    ============   ============    ============    ============    ============


7.       SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company during the six months ended June 30, 2005 and 2004 as follows:

                                                       2005            2004
                                                         $               $

         Investing activity
             Expenditures on mineral property
                interests and deferred costs            (40,000)       (279,000)
             Shares issued for mineral properties        40,000         279,000
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============

                                                       2005            2004
                                                         $               $
         Financing activity
             Agents fee payable                         (23,079)        (44,240)
             Shares issued for payment of
                agent's fees                             23,079          44,240
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2005
                      (UNADUITED - PREPARED BY MANAGEMENT)

8.       SUBSEQUENT EVENTS

         On August 24th, 2005 the Company issued additional 150,000 shares to Golden Arrow for Mogote property payment - see Note 3 (a)(i).

         Subsequent to period end the Company issued 18,073 shares for warrants exercised for the total proceeds of $10,844.

         The Company announced a $1,750,000 private placement on July 18, 2005 consisting of 2,500,000 units at $0.70 per unit. Each unit will consist of one common share and one common share purchase warrant. As of August 26, 2005, this financing has not closed.

                           AMERA RESOURCES CORPORATION

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2005



INTRODUCTION

The following management discussion and analysis is prepared as at August 26, 2005, and should be read in conjunction with the Company's unaudited interim financial statements for the six months ended June 30, 2005 and the audited consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 and related notes. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as otherwise disclosed, all dollar figures included therein and in the following MD&A are expressed in Canadian dollars. Additional information relevant to the Company's activities can be found on SEDAR at WWW.SEDAR.COM.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

COMPANY OVERVIEW

The Company was incorporated on April 11, 2000 and was transitioned under the Business Corporations Act (BC) on June 17, 2004. The Company remained without a business asset until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina. In December 2003, the Company completed its initial public offering and commenced trading on the TSX Venture Exchange ("TSXV") under the symbol "AMS".

The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. All of the Company's material mineral property interests are located in Argentina. The Company is currently reviewing other mineral property interest opportunities in South and North America. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. The Company is a reporting issuer in British Columbia, Alberta and USA (SEC).

Effective January 1, 2005, the Company engaged Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. On May 6, 2005, an administrative services agreement was finalized and executed by the Company and the Grosso Group. The Grosso Group is a private company which is owned by the Company, IMA Exploration Inc. (IMA), Golden Arrow Resources Corporation (Golden Arrow) and Gold Point Energy Corp., each of whom owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The Grosso Group staff is available to the shareholder companies on a cost recovery basis without the expense of full time personnel. The shareholder companies pay monthly fee to the Grosso Group. The fee is based upon a reasonable pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.

EXPLORATION PROJECTS

MOGOTE PROPERTY, SAN JUAN PROVINCE, ARGENTINA

One of the Company's main exploration focuses has been the Mogote Property in northwestern San Juan province, Argentina. On April 29, 2004, the Company reported the drill results for the Phase I, 1475 metre, diamond drilling program on the Mogote Property. The Phase I drill program targeted the central and northern portions of Filo Este, a zone defined by a large magnetic high, measuring 1500 x 800 metres, related strong chargeability anomalies, and surface copper and gold geochemistry. A trenching program carried out earlier had exposed copper-gold mineralization averaging 0.33 g/t Au, 0.20% Cu and 2.7 g/t Ag over 500 metres in a single trench in the core of the anomaly. All of the drill holes on Filo Este intersected continuous copper-gold mineralization over wide intervals, confirming the presence of a large copper-gold porphyry system. These were the first holes ever drilled on the northern portion of the Mogote Property. The drill results, from holes MOG-04-1 to MOG-04-4 on Filo Este, are summarized in the following table.

--------------------------------------------------------------------------------
              Total                                     (LWA)    (LWA)     (LWA)
Drillhole     Depth      From       To     Interval     Gold     Silver   Copper
             (metres)  (metres)  (metres)  (metres)     (g/t)    (g/t)      (%)
--------------------------------------------------------------------------------

MOG-04-1       71.6       2.0      70.0      68.0        0.43     13.9     0.244
--------------------------------------------------------------------------------
MOG-04-1A     495.3       6.0     495.3     489.3        0.23      2.6     0.170
Including               258.0     424.0     166.0        0.19      2.2     0.243
      And               308.0     396.0      88.0        0.20      1.9     0.290
--------------------------------------------------------------------------------
MOG-04-2      315.4       2.0     315.4     313.4        0.16      1.9     0.171
Including               196.0     315.4     119.4        0.21      2.8     0.248
--------------------------------------------------------------------------------
MOG-04-3      300.0       6.0     300.0     294.0        0.11      1.3     0.078
--------------------------------------------------------------------------------
MOG-04-4      292.9       2.0     292.9     290.9        0.23      3.1     0.104
--------------------------------------------------------------------------------

In addition to the drill program, regional surface work was carried out on Filo Central and other targets to advance them to the drill-ready stage. This work comprised detailed mapping, additional step-out talus sampling and road/trench construction. Talus fine sampling on the Filo Central target, defined by a strong magnetic signature coextensive with highly anomalous surface geochemistry, extended the surface copper-gold geochemical anomaly of greater than 100 ppb gold and 500 ppm copper to 4000 x 800 metres. Within this anomaly is a 600 x 400 metre area of greater than 500 ppb gold in talus fines. Immediately on trend to the north of the Filo Central anomaly Tenke Mining Corp. is actively drilling their Vicuna copper-gold project.

In early November 2004 a short surface work program was carried out to expand on talus fine sampling coverage, conduct more detailed geological and alteration mapping in key areas and to refine target areas for subsequent drill-testing. The length of this program was cut short due to an unusually heavy snowfall.

Between mid January and early February 2005 Amera carried out a 2,577 metre 9-hole Phase II RC drill program on the Mogote Property. All holes were collared to test areas of potassic altered diorite and monzonite porphyries within the Filo Este and Filo Central anomalies. Five holes were completed on Filo Este over an east-west strike of 1.4 kilometres and spanning a north-south distance of 720 metres. The remaining four holes were spaced out over 1.6 kilometres of strike length along Filo Central. Results from the drill program were released on March 29, 2005; of the nine holes, four were found to contain significant gold-copper mineralization hosted in porphyry or in metamorphosed volcanic sediments at the margin of porphyry. Mineralization was found related to potassic quartz-biotite alteration and directly related to early A-vein density and local silicification. A-vein hosted and disseminated sulfides include chalcopyrite, pyrite, and minor bornite. Locally, areas of moderate to intermediate argillic alteration, characterized by sericite-chlorite-pyrite, were found to overprint potassic alteration. Significant intercepts included:

--------------------------------------------------------------------------------
                   Total                                 (LWA)    (LWA)    (LWA)
Drill      Zone    Depth     From      To     Interval   Gold    Silver   Copper
Hole             (metres)  (metres) (metres)  (metres)   (g/t)    (g/t)     (%)
--------------------------------------------------------------------------------
MOG-6      Este     250        0      250        250      0.22             0.083
including                    176      246         70      0.36     3.0     0.158
--------------------------------------------------------------------------------
MOG-7      Este     287        0      287        287      0.25     3.0     0.107
--------------------------------------------------------------------------------
MOG-8      Este     300        4      142        138      0.47     2.0     0.093
--------------------------------------------------------------------------------
MOG-12     Este     300      214      276         62      0.30     1.1     0.140
--------------------------------------------------------------------------------

All significant intercepts were from Filo Este and MOG-7, MOG-8, and MOG-12 were all collared in the northwest corner of the property. They are hosted in or spatially related to a newly mapped occurrence of fine-grained monzonite porphyry that is interpreted as an early mineral porphyry phase that typically alters to potassic or intermediate argillic assemblages.

Targets in the southern portion of the project area include Zona Colorida, Stockwork Hill, and the Southeast Colour Anomaly, all of which have potential for high sulphidation epithermal precious metal mineralization and deeper porphyry copper-gold mineralization. The Mogote Property demonstrates many attributes of a classic Andean-type copper-gold porphyry system and is located within a region characterized by some of the world's largest examples of copper-gold porphyry deposits and high sulphidation epithermal gold-silver deposits. Mogote is situated 70 kilometres north of Barrick Gold Corp.'s large Pascua/Veladero gold discoveries (resources of 38 million ounces gold and 750 million ounces silver) and 11 kilometres east of Noranda/Metallica's El Morro copper-gold discovery (inferred resources of 7.4 million ounces gold, 6.2 billion pounds copper). Placer Dome's 23 million ounce Cerro Casale gold-copper discovery is located 50 km to the north.

The 2004 and 2005 field programs on the Mogote project were supervised by project geologist Steven K. Jones, M.Sc., C.P.G.. Assays for the drilling and surface program were performed by ALS Chemex Labs in North Vancouver, BC or by Alex Stewart Labs, Mendoza, Argentina. Both are internationally recognized assay service providers. Dr. David A. Terry, P.Geo., is the Company's Qualified Person for the Mogote Property in compliance with National Instrument 43-101. The Company is currently reviewing the data from the recent drill program in conjunction with all other exploration data from the property to formulate plans for the project going forward.

CHUBUT PROJECT, CHUBUT PROVINCE, ARGENTINA

The Company owns a 100% interest in three cateos in western Chubut Province, Argentina. No work is planned for these properties in the immediate future.

ESPERANZA PROPERTY, DEPARTMENT OF AREQUIPA, PERU

On August 25, 2004, the Company announced that it has acquired an option to earn up to an 80% interest in the 3,000 hectare Esperanza epithermal gold property, located in the high sierras of southwest Peru in northern Arequipa Department, approximately 600 kilometres southeast of the Capital Lima. A two-kilometre area of mutual interest is included for land staked peripheral to the original 3,000 hectare property.

The Esperanza property is underlain by Miocene-aged continental volcanic rocks of the Tacaza, Alphabamba and Barroso Formations. Regionally both the Tacaza and Alphabamba formations host epithermal gold-silver deposits. Esperanza is located 45 kilometres southwest of the Liam gold-silver discovery (Newmont/Southwestern Resources), 35 kilometres northwest of the Orcopampa gold-silver mine (Buenaventura) which was recently expanded to produce 200,000 ounces of gold per annum; and 15 kilometres north-northwest of the Poracota gold project (Buenaventura/Teck Cominco/Southwestern Resources) which has a reported gold resource of >1.5 million ounces in two zones. A three-kilometre long northeast-trending epithermal system was recognized by Arcturus on the property within which narrow gold-bearing silica veins and/or silica-rich breccias in several zones were identified.

A Phase I surface work program comprising detailed mapping, sampling, prospecting, and soil sampling was carried out over the property and immediately surrounding area in October and November of 2004 under the supervision of John
A. Brophy, P.Geo.. This work, reported on in a February 10, 2005 News Release, resulted in the discovery of two significant new gold zones, Zona Ventana and Zona Afuera. As Zona Afuera was discovered two kilometres to the southeast and immediately outside of the property boundary, the Esperanza property was expanded to 4,000 hectares in early January 2005 to cover the target.

ZONA VENTANA

Zona Ventana (The Window Zone) is characterized by argillically-altered and variably silicified tuff exposed in a north-northeasterly trending stream valley in the southeast sector of the Esperanza property. This altered and mineralized unit is overlain by flat-lying unaltered tuff. The zone is at least 1000 meters long and is defined by numerous samples strongly anomalous in gold and epithermal pathfinder elements silver-arsenic-antimony-mercury. Gold anomalies span a vertical interval of 150 metres; the width of the mineralized zone is currently not defined. Various styles of silicification are evident and range from matrix inundations (occasionally finely druzy), irregular and discontinuous stockworks of chalcedonic quartz, hydrobreccia, vuggy vein quartz, and non-vuggy vein quartz with abundant fine-grained disseminated pyrite and moderate limonite alteration. Structural control on the altered and mineralized zones at Ventana is manifested as both north-northwest oriented structures with horizontal slickensides and northeast-trending veins parallel to the Wayra-Huanca trend.

Of 83 chip samples (average sample length 5 meters) collected from Zona Ventana, 62 samples (75% of total) carried anomalous gold (>100 ppb) and most of these carried anomalous pathfinder elements such as silver (to 11.45 ppm), arsenic (to 1980 ppm), mercury (to 19.6 ppm) and antimony (to 1015 ppm). Thirteen of the chip samples (16% of total) assayed greater than 500 ppb gold including those tabulated below.

               ------------------------------------------------
               SAMPLE NUMBER     LENGTH (METRES)      GOLD (PPB)
               ------------------------------------------------
                     429               6                555
                   90664            10 X 10             594
                   90659               5.5              615
                   90654              13                637
                   90652             7 X 7              682
                   90650               8.6              940
                   90651               9.3             1140
               ------------------------------------------------

ZONA AFUERA

Zona Afuera is located two kilometers south-southwest of Zona Ventana. Mineralization at Zona Afuera is hosted by hydrothermal breccias characterized by volcanic fragments in a siliceous matrix. These breccia bodies outcrop as isolated knobs in an alpine plain. Gold assays were anomalous in 3 out of 6 rock samples collected, with values ranging from 358 to 605 ppb across sample lengths of 6 to 8 meters. Pathfinder elements at Zona Afuera range up to 1.09 g/t silver, 139.5 ppm arsenic, 1.04 ppm mercury, and 21.4 ppm antimony.

Collectively Zona Ventana and Zona Afuera exhibit the geological setting, alteration characteristics and geochemical signature of the upper level of an epithermal gold system similar to those being explored at Poracota and Liam. The large area over which alteration and mineralization occurs in the Ventana-Afuera area significantly enhances the potential for discovery of a bulk tonnage epithermal gold deposit. Detailed sampling along the previously known 3-kilometre-long epithermal gold trend confirmed and expanded upon gold anomalies at Zona Wayra, Zona Huanca, and Zona Ladera.

Based on the encouraging results of the Phase I exploration program and on the comparable hostrock, style of mineralization, and geochemical signatures between the Esperanza property and the adjacent Poracota gold project, the Company announced on February 28, 2005 that it had staked an additional 12,000 hectares of ground between Esperanza and Poracota, expanding the size of the Esperanza property to 16,000 hectares.

In June the Company commenced a surface exploration program which included approximately 30 line kilometers of Induced Polarization and ground magnetics surveying. The aim of the geophysical survey was to outline zones of silicification and significant structures which may be related to the widespread gold mineralization observed on surface to assist in locating drill holes. This survey has now been completed over Zona Ventana and Zona Afuera and results have not been received as of August 26, 2005. At the present time reconnaissance-style mapping, prospecting and sampling is being carried out carried out over the newly-acquired area between Esperanza and Poracota to identify areas of alteration or mineralization for more detailed follow-up. In addition detailed mapping and further sampling is being carried out at Zona Afuera and Zona Ventana to enhance understanding of the distribution and controls on gold mineralization. Further work along the northern trend will focus on the Wayra-Huanca zones and will include further soil sampling and detailed mapping.

The eastern portion of the Esperanza property is accessible by four-wheel drive vehicle and exploration can be conducted year-round. A new high-tension power line passes close to the expanded eastern property boundary. All assays and analyses reported from the Phase I program were completed at ALS Chemex Labs in North Vancouver, B.C.

CRUZ DE MAYO PROPERTY, DEPARTMENT OF CUZCO, PERU

The Company announced in July 2005 that it had optioned the road accessible 800 hectare Cruz de Mayo property located in the southern portion of the Department of Cuzco in Peru. The Company also acquired by direct staking 2,200 hectares of adjacent land for a total of 3,000 hectares. Preliminary rock chip and grab samples from the property has yielded grades ranging from below detection up to
14.4 g/t gold.  Three high priority target zones have been identified on Cruz de
Mayo: Fatima, a porphyry copper-gold zone and skarn targets.

FATIMA GOLD TARGET

Multiple gold bearing shears and veins occur in a trend at least 1.2 kilometres in length and up to 600 metres wide. Within this target area, historical mining activity is evident in a series of trenches and dams that were used in a placer operation to wash gold from the bedrock. The Company's previous sampling reported on July 15th, 2005, discovered gold values range up to a high of 14.4 g/t Au from a one metre chip sample across an oxidized structure, to gold values below detection. The structures are strongly oxidized at surface and all sulphide minerals have been leached.

PORPHYRY COPPER-GOLD TARGET

A porphyry Cu-Au target is located in the south-central part of the property. Malachite-stained copper-bearing sandstone has been mapped over an area of approximately 300 metres by 700 metres. Several gold-bearing shears which were mined historically in this area cut the copper-bearing sandstone; limited sampling of these has returned assay results up to 7.64 g/t Au over across a 0.60m vein. Assays of up to 2,230 ppm Cu and 250 ppm Ag have also been attained from preliminary sampling of this zone.

SKARN TARGETS

Skarn targets have been identified immediately northwest of the porphyry Cu-Au target and 1 km to the southwest where a prominent silica Aster satellite anomaly is located and garnet-diopside skarn is developed. No analytical results are available for this area yet.

A staged surface exploration program comprising geological mapping, rock and soil sampling is underway on the project to fully evaluate the dimensions, grade and character of the mineralized zones identified to date and to explore the remainder of the property. Results will be released as they become available.

All assays from the Cruz de Mayo property were carried out by ALS Chemex Labs in Lima and North Vancouver, B.C.

ROY AND HILLS PROPERTIES, NEVADA, USA.

On March 7, 2005 the Company announced it had staked two claim blocks in the Roysten Hills of west central Nevada. The 478 ha (1,180 acre) Roy claim block and the 227 ha (560 acre) Hills claim block are located 45 kilometers northwest of Tonopah along the northern margin of the prolific Walker Lane epithermal belt which has seen past production of more than 35 million gold equivalent ounces. These acquisitions build on Amera's ongoing strategy to acquire attractive gold properties in high potential mineral districts.

Both properties are located in Nye County, Nevada, which has a long and rich mining history that continues up to the present. The Roy and Hills properties are situated midway between the historic mining district of Tonopah (3.5 million ounces gold equivalent) and the more recently mined Paradise Peak deposit (1.5 million ounces gold).
 The Roy property is a gold-silver epithermal system that contains values grading up to 41.0 grams per tonne (g/t) gold (1.2 oz/ton) while the Hills property is a silver-gold epithermal system with values grading up to 0.21 g/t gold and 75 g/t silver. Both the Roy and Hills claim blocks are underlain by Oligocene and Miocene-age volcanic rocks that consist of latites, quartz latites and dacite flows that have undergone epithermal alteration and mineralization prior to being covered by lacustrian volcanic sediments and Quaternary gravels.

ROY PROPERTY

The gold-rich Roy mineral system is largely a covered anomaly with few outcrops of anomalous alteration that are seen through the lacustrian and gravel cover. Several short rotary drill holes were found testing the more silicified alteration on the Roy property, but the majority of alteration and covered potential remain untested by drilling. Outcropping alteration is found over an area of 1.5 by 1.5 kilometres. Three separate zones of alteration were mapped and sampled at the Roy property with the most significant silicified alteration found on a 400 metre long outcrop within the Southern Zone. Alteration in the Southern Zone consisted of moderately silicified and quartz veined dacite flows along a narrow structural trend that also underwent pervasive argillic wallrock alteration throughout the zone. Anomalous gold values range from 30 to 600 ppb gold with one anomalous float sample of quartz vein material assaying 41.5 g/t gold. Sample widths were generally one metre or less and sampling was carried out on argillic as well as silicic alteration. The Southern Zone is weakly anomalous in silver with values up to 21 g/t, but is moderately to strongly anomalous in arsenic, antimony, and manganese. The Northern Zone of alteration on the Roy property is characterized by weakly silcified dacite flows contained within moderate argillic wallrock alteration. Samples are anomalous in gold with values ranging up to 65 ppb. Arsenic and antimony are also anomalous. The Western Zone of alteration at Roy is characterized by moderate to strong silification of dacite and latite volcanics. The Western Zone is centered on a prominent hill that has undergone most of the past drilling. This area underwent limited sampling by Amera and was weakly anomalous in gold with a high value of 37 ppb.

HILLS PROPERTY

The silver-rich Hills property is located 7 kilometers northwest of the Roy claims. It hosts one significant zone of alteration that measures 1.0 by 0.5 kilometres and is characterized by pervasive phyllic alteration that hosts moderate sheeted and stockworked calcite veins up to 1.0 centimeter in width. The alteration is hosted in latite and quartz latite volcanics of probable Oligocene age. Several samples were anomalous in silver and gold with values ranging from 0.2-70.0 g/t silver and 0.1-0.2 g/t gold. The alteration is moderately anomalous in antimony, manganese, and arsenic, and is believed to be the upper levels of an epithermal system due to the pervasive degree of calcite-phyllic alteration. Significant covered potential also exists on the Hills property that has not had previous drilling or surface sampling.

A ground magnetics survey was carried out over both the Roy and Hills claims in March, 2005 by Quantec Geophysics to identify areas of alteration and structures which will assist in refining targets for drill-testing. The Company is planning a Phase I RC drill program to test a number of targets on both the Roy and Hills properties during the fall of 2005.

The Company holds a 100% interest in both the Roy and Hills properties that were located with 20-acre mining claims over federal land administered by the Bureau of Land Management. All work on the Roy and Hills properties was carried out under the supervision of Steven K Jones, M.Sc., CPG, a Qualified Person as defined by National Instrument 43-101. All assays and analyses from the Roy and Hills claims were completed at ALS Chemex Labs in North Vancouver, B.C.

OTHER

The Company is actively carrying out reconnaissance programs in high potential mineral belts in southern Peru and Nevada, USA. In addition the Company is continually evaluating property submittals and opportunities in a number of prospective jurisdictions throughout the Americas.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian GAAP.

                              --------------------  ------------------------------------------  --------------------
                                       2005                            2004                            2003
                              --------------------  ------------------------------------------  --------------------
                               JUN. 30    MAR. 31    DEC. 31    SEP. 30    JUN. 30    MAR. 31    DEC. 31    SEP. 30
                                  $          $          $          $          $          $          $          $
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Revenues                            Nil        Nil        Nil        Nil        Nil        Nil        Nil        Nil
Net Income (Loss)              (202,906)  (232,073)  (188,257)  (185,845)  (329,308)  (169,922)  (346,218)   (14,029)
Basic and Diluted Loss per
Share                             (0.01)     (0.02)     (0.02)     (0.01)     (0.02)     (0.02)     (0.08)     (0.00)
Dividends per share                 Nil        Nil        Nil        Nil        Nil        Nil        Nil        Nil
                              --------------------  ------------------------------------------  --------------------

RESULTS OF OPERATIONS

For the six months ended June 30, 2005, the Company reported a net loss of $434,979 ($0.03 per share), a decrease in loss of $64,251 from the $499,230 loss ($0.04 per share) for the six months ended June 30, 2004.

A total of $434,979 of general and administrative costs were incurred for the six months ended June 30, 2005 compared to $499,230 for the six months ended June 30, 2004. Significant expenditures were incurred in 2005 in the following categories:

     -   Corporate  development  of  $60,479,  compared  to $54,253 in 2004,  is
         comprised  of  costs  related  to  investor   conferences  and  general
         corporate information.

     - General exploration costs of $49,319 were incurred in the 2005 period ($29,452 in 2004) as the Company expanded its generative exploration activities in Peru and in the US.
     - Management fees of $36,750 were paid to the President of the Company pursuant to an employment agreement compared to $35,651 in the 2004 period.
     - Legal fees of $37,744 were incurred in the 2005 period compared to $9,750 in 2004. The increase is due to costs related to the preparation and filing of the Company's Form 20-F registration statement and increased corporate legal costs for its activities.
     - Professional fees of $6,377 have incurred in the 2005 period, compared to $50,680 in 2004. In 2004 period professional fees included a $25,000 relocation allowance paid to the Company's Vice-President, Exploration. Higher costs in 2004 were mainly due to the fees for professional services paid to consultants to assist the Company with corporate development and strategy matters.
     - Office expenses were $19,437 in 2005 compared to $6,738 in 2004 as a result of the increase in activity in 2005.
     - Salaries of $84,072 represent the allocation of fees paid to the Grosso Group in 2005, compared to $32,031 in 2004 that were paid to IMA. A total of $120,474 (plus deposit of $30,000) was paid to the Grosso Group in the 2005 period compared to $50,340, which was paid to IMA for rent and administrative services in 2004.
     - The Company did not have any outside investor relations costs in the current period. In 2004 a monthly fee of $7,500 was paid to Raven Capital for market awareness and investor relations for January to April for a total of $30,000. The arrangement with Raven Capital was terminated in April 2004.
     - Stock-based compensation of $52,500 is the estimated fair value of stock options granted to employees, directors and consultants in 2005 compared to 131,805 estimated cost of the stock options granted in the 2004 period.

During the six months ended June 30, 2005 the Company incurred $717,666 of exploration expenditures on the Mogote Property, $153,172 on the Esperanza property, $37,184 on Walker Lane property and $67,664 on other properties.

During the six months ended June 30, 2005, the Company completed a private placement of common shares to raise gross proceeds of $907,500. The Company also received a further $207,700 from the exercises of warrants.

Subsequent to June 30, 2005 the Company issued 18,073 shares for warrants exercised for the total proceeds of $10,844.

The Company announced a $1,750,000 private placement on July 18, 2005 consisting of 2,500,000 units at $0.70 per unit. Each unit will consist of one common share and one common share purchase warrant. As of August 26, 2005, this financing has not closed.

LIQUIDITY AND CAPITAL RESOURCES

As the Company is an exploration stage company, revenues are limited to interest earned on cash held with the Company's financial institutions. The Company has financed its operations through the sale of its equity securities. At June 30, 2005, the Company had total assets of $4,361,697 and working capital of $1,465,284. The Company's cash position at June 30, 2005 was $1,315,073 a decrease of $1,087,161 from June 30, 2004. The Company considers that it has adequate resources to maintain its ongoing operations and current property commitments for the ensuing year but does not have sufficient working capital to fund all of its planned exploration work. The Company intends to seek further financings. If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims.

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs. The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

OPERATING CASH FLOW

Cash outflow from operating activities was $478,378 for the six months ended June 30, 2005 compared to $466,142 for the six months ended June 30, 2004.

FINANCING ACTIVITIES

For the six months ended June 30, 2005, the Company received $1,115,200 from the sale of common shares less costs of $61,751.

INVESTING ACTIVITIES

Investing activities required cash of $939,230 for the six months ended June 30, 2005, compared to $561,351 in 2004, primarily for expenditures on its mineral resource interests.

RELATED PARTIES TRANSACTIONS

Effective January 1, 2005, the Company engaged the Grosso Group to provide services and facilities to the Company. On May 6, 2005 an administrative services agreement among the Company and the Grosso Group was executed. During the six months ended June 30, 2005, the Company paid fees of $120,474 (plus deposit of $30,000) to the Grosso Group. The fees the Company pays to the Grosso Group are allocated to various expense items that reflect the nature of the actual costs; rent, salaries, investor relations, etc. These fees are equivalent to costs the Company would have incurred directly.

Effective January 2, 2004, the Company entered into an agreement with the President of the Company for his services. Under the contract the President is currently paid $6,125 per month. During the six months ended June 30, 2005, the Company paid $36,750 to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include an undetermined bonus plus eighteen months of compensation. During the period the Company also paid $3,094 for consulting services performed by a director of the Company.

CONTRACTUAL COMMITMENTS

During the period the Company fulfilled its contractual obligation on Mogote property and intends to maintain its option requirements on the property. The Company signed a letter of intent to acquire an interest in the Esperanza property in Peru. Details of the Company's option payments and expenditure commitments are disclosed in Note 3 to the Company's December 31, 2004 audited financial statements. The Company also has commitments for monthly fees for administrative and management services to be provided by the Grosso Group.

CRITICAL ACCOUNTING POLICIES

Reference should be made to the Company's significant accounting policies contained in Note 3 of the Company's consolidated financial statements for the year ended December 31, 2004. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and assessment of carrying values of mineral properties and deferred costs. Actual results may differ from these estimates.

MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with the Company's accounting policy disclosed in Note 3 of the annual consolidated financial statements, direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company have been capitalized on an individual property basis. It is the Company's policy to expense any exploration associated costs not related to specific projects or properties. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property.

FINANCIAL INSTRUMENTS

The Company's financial instruments consisting of cash and cash equivalents, amounts receivable, marketable securities and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments.

RISKS FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. For a more complete discussion of these risks and others, reference should be made to the December 31, 2004 Management Discussion and Analysis.

INVESTOR RELATIONS ACTIVITIES

The Company provides information packages to investors; the package includes materials filed with regulatory authorities. Additionally the Company attends investment/trade conferences and updates its website (WWW.AMERARESOURCES.COM) on a continuous basis.

OUTSTANDING SHARE DATA

The Company's authorized share capital is an unlimited number of common shares without par value. As at June 30, 2005, there were 16,189,844 outstanding common shares and 1,604,500 stock options, which were outstanding and exercisable, with exercise prices ranging between $0.60 and $0.90 per share. In addition, on June 30, 2005, there were 3,886,031 warrants outstanding, which expire at various times until March 31, 2006, with exercise prices ranging between $0.60 and $1.20 per share. More information on these instruments and the terms of their conversion are set out in Note 4 to the Company's June 30, 2005 unaudited interim financial statements.

As of August 29th, 2005 there were 16,357,917 common shares, 1,604,500 stock options and 3,867,958 warrants outstanding.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Nikolaos Cacos, President & Chief Executive Officer of Amera Resources Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Amera Resources Corporation (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  August 26, 2005


/s/  NIKOLAOS CACOS
-----------------------------------
Nikolaos Cacos,
President & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Jerry Minni, Chief Financial Officer of Amera Resources Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Amera Resources Corporation (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  August 26, 2005


/s/ JERRY MINNI
-----------------------
Jerry Minni,
Chief Financial Officer